UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41359

Belite Bio, Inc

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

12750 High Bluff Drive Suite 475,

San Diego, CA 92130

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On December 1, 2025, Belite Bio, Inc (the “Company”) issued a press release entitled “New Hope for People Living with a Disease Once Deemed Untreatable: Belite Bio Announces Positive Topline Results from the Pivotal Global, Phase 3 DRAGON Trial of Tinlarebant in Adolescents with Stargardt Disease.” A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On December 1 2025, the Company updated its investor presentation. A copy of this presentation is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

This Report on Form 6-K and the related exhibits are incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933 and shall be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description of Exhibit
99.1	Press Release
99.2	Investor Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Belite Bio, Inc

By:	/s/ Yu-Hsin Lin
Name:	Yu-Hsin Lin
Title:	Chief Executive Officer and Chairman

Date: December 1, 2025